Correspondence
Gemco Minerals, Inc.
#203 – 20189 56th Avenue
Langley, British Columbia V3A 3Y6
1-866-848-2940

September 10, 2009

U.S. SECURITIES AND EXCHANGE COMMISSION
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Attention: Karl Hiller,Branch Chief and Lily Dang
    Tel: 202 551 3686/7                     Fax: 703-813-6982

Dear Sir/Madam:

Re:         Gemco Minerals, Inc.
Item 4.01 Form 8-K/A Filed September 4, 2009
File No. 000-51523

Ladies and Gentlemen:

This correspondence has been filed on EDGAR in response to your letters of September 2 and 9, 2009 and further telephone conversations, regarding our 8-K/A filing noted above.

As stated in your letter, Moore and Associates Chartered (Moore) is no longer registered with the PCAOB, and we may no longer include Moore’s audit reports or consents in our filings with the Commission made on or after August 27, 2009.  Gemco’s 10-K for our year ended May 31, 2009 was filed on August 25, 2009, and we have since engaged a new auditor Seale and Beers, CPAs.

Therefore, as discussed, we understand we would require a re-audit of the year May 31, 2009 for our next 10-K issuance at the May 31, 2010 year end, or sooner if we were issue a prospectus in the interim, and we would not require it for our quarterly 10Qs as they do not include an auditor report. Regardless, we advise that we intend to re-audit the year ended May 31, 2009 as soon as possible and are coordinating the timing of this with Seale and Beers.

Please reply with your concurrence on this matter.

Sincerely,

Gemco Minerals, Inc.

/s/ Dorlyn Evancic
Dorlyn Evancic, CFO